UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Virtus Global Credit Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

101 Munson Street

Greenfield, Massachusetts 01301-9683

Telephone Number (including area code): 800-243-1574

Name and address of agent for service:

Kathryn L. Santoro, Esq.

One Financial Plaza

Hartford, CT 06103

Copies to:

Mark D. Perlow, Esq.

Dechert LLP

One Bush Street, Suite 1600

San Francisco, CA 94104

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒ NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of Hartford in the state of Connecticut on the 27th day of December 2024.

Virtus Global Credit Opportunities Fund

By:	/s/ George R. Aylward
Name:	George R. Aylward
Title:	President and Trustee